Exhibit 99.1

Alexander Forbes in Partnership with Sapiens

ALEXANDER FORBES SELECTS SAPIENS AS PARTNER FOR ITS MODERNISATION PROGRAMME

Alexander Forbes, the pan-African financial services group, has selected Sapiens for its full complement of world class solutions under a single delivery organisation

Holon, Israel April 6, 2017 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Alexander Forbes Group Holdings Ltd (JSE: AFH), a leading pan-African financial services leader, have entered into a material agreement intended to enhance the delivery of Alexander Forbes’ client experience and solutions. Sapiens expects to generate significant revenues pursuant to the new agreement in each of 2017, 2018 and 2019.

The core systems – Sapiens ALIS for life and pensions, and Sapiens IDIT and Sapiens Reinsurance for short term insurance – together with the Sapiens PORTAL, Sapiens INTELLIGENCE and Sapiens DECISION for decision management, will provide end-to-end, integrated digital capabilities across all lines of business. Sapiens will serve as the primary implementation partner.

Andrew A. Darfoor, Alexander Forbes Group Chief Executive, commented: “The transaction with Sapiens is the largest single investment in technology and digital in the history of the Group. This is a critical component of our strategic ambition of becoming the leading pan-African financial services leader by providing our clients with a lifetime of financial well-being solutions through a modern platform with an improved customer experience”.

Under the agreement, Sapiens will provide a wide range of offerings – including key components of the Sapiens Digital Suite – to power Alexander Forbes’ client proposition and enhance its digital capability.

“We were looking for a strategic partner that could provide us with modern technology and a digital platform in order to deliver innovative and best-in-class solutions to our client base” said Darfoor. “Sapiens’ comprehensive, innovative and digitally rich platform and solution portfolio is the right fit for our organisation. The company also has a proven ability to deliver complex projects of this size and scope which gives our Board the confidence that we are making the right long-term decision.”

“Alexander Forbes selected Sapiens based on our ability to serve as a one-stop-shop for products, services and delivery,” said Roni Al-Dor, Sapiens President and CEO. “Sapiens’ portfolio will enable a full modernisation and digital transformation, empowering Alexander Forbes to provide a personalised and tailored customer experience and enhanced time to market of new products. Our modern IT platforms will help fuel Alexander Forbes’ growth and provide it with full and automatic regulatory compliance.”

“I would like to thank Alexander Forbes, an important and valued Sapiens partner, for engaging Sapiens for a project of this magnitude,” continued Al-Dor. "This agreement signals our commitment to strengthen our footprint and increase our allocation of resources in the strategic region of South Africa.”

INFORMATION ON ALEXANDER FORBES

Alexander Forbes is a specialised financial services group headquartered in South Africa focusing on employee benefits solutions for institutional clients, and financial wellbeing and retail financial solutions for individual clients, in particular employees of the Group’s institutional clients. Alexander Forbes is listed on the Johannesburg Stock Exchange (“JSE”), and its primary clients span both the private and public sector market segments, including employers, retirement, health, investment and other special purpose funds on the institutional side, and individual members and beneficiaries of these funds, as well as the wider individual market, on the retail side. The main services provided by the Group include retirement funds and asset consulting, actuarial, investment and administration services, employee risk benefits and healthcare consulting, personal lines insurance, individual financial advisory and multi-manager investment solutions. Alexander Forbes’ principal geographic focus is in South Africa, where it has been operating since 1935, sub-Saharan Africa, the UK and other selected jurisdictions which have employee benefits legislative frameworks similar to South Africa.

www.alexanderforbes.co.za

Alexander Forbes: Lynn Stevens, Group Marketing Officer: stevensly@aforbes.co.za; +27 (0) 82 658 3408

Corporate Image: Sure Kamhunga, Account Director: sure@corporateimage.co.za; +27 (0) 83 5444 392

INFORMATION ON SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information:

www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com